

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 14, 2015

Donghao Yang
Chief Financial Officer
Vipshop Holdings Limited
No. 20 Hauhai Street
Liwan District, Guangzhou 510370
The People's Republic of China

>   **Re: Vipshop Holdings Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2014**
>   **Filed April 24, 2015**
>   **File No. 1-35454**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Critical Accounting Policies

Intangible Assets, page 82

1. Please disclose the method you used to determine the fair value of the various intangible assets acquired in the business combination and the significant assumptions and judgments used to determine their value. Additionally, we note your disclosure that you reassessed the future undiscounted cash flows of certain trademarks and recorded a $2.7 million impairment in 2014. Please tell us the factors that changed between initial recording of the trademarks and the reassessment that lead to the impairment.

Goodwill, page 83

2. We note your disclosure that you performed a quantitative analysis of goodwill impairment for 2014. As such, please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Results of Operations, page 91

3. Please tell us your consideration for disclosing the reasons for the changes in other non-operating income, share of loss of affiliates, net loss attributed to non-controlling interest and the factors that lead to you recording the impairment loss of other investments. Since these amounts were not included in your results of operations in the prior year they may be necessary to understanding your results of operations. Refer to Item 303(a) of Regulation S-K.

B Liquidity and Capital Resources, page 96

4. Please disclose:

    •   Material amounts of cash and held to maturity securities disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash and held to maturity securities held by VIEs separately from the amount of cash and held to maturity securities held by other entities.
    •   The restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Consolidated Statements of Cash Flows, page F-8

5. Please tell us your basis for recording the deposit related to the acquisition of land use right as operating activities as opposed to investing activities. Refer to ASC 230.

6. We note your line item, advances to suppliers, in your balance sheets and other trade receivables included in Note 4 on page F-30 related to your lending provided to some of your suppliers. Please tell us the nature of your lending activities to your suppliers and the difference in amounts included in the two accounts. Additionally, please tell us your basis for recording amounts in operating activities as opposed to investing activities in your statements of cash flows. Refer to ASC 230.

7. Regarding your lending activities to your suppliers, we note your disclosure on page 81 that you provide factoring services to some of your suppliers and you disclose in Note 4 that you keep the right of recourse. Please tell us if the supplier has surrendered control over the receivables and if you assume the risk of collection. Reference is made to ASC 860-10.

8. Please reconcile for us the purchase of property and equipment for 2014 in the amount of $256,027,300 to the change of $301,716,262 derived from your disclosure in Note 7.

Note 2. Summary of Significant Accounting Policies

(b) Principles of consolidation

Risks in relation to the VIE Structure, page F-13

9. Please disclose operating, investing and financing cash flows for the VIEs. Refer to ASC 810-10-50-2AA.d.

(q) Revenue recognition, page F-20

10. We note your disclosure that you recognize revenue on a gross basis because you have the following indicators of gross reporting:

- Primary obligator of the sales arrangement;
- You are subject to inventory risks of physical loss;
- You have latitude in establishing prices; and
- You assume credit risk on receivables from customers.

We also note your disclosure that you retain some general inventory risk despite your arrangements to return goods to some vendors within limited time periods. As such, it appears you have mitigated as opposed to unmitigated general inventory risk as referred to in ASC 605-45-45-6. We are also aware of the statements made in your Q4 2013 earnings conference call where you describe you are not the principle owner of all the inventory in your warehouse and only about 10% of the inventory has to be purchased from suppliers. Given these considerations please provide us with a detail analysis of the indicators of gross versus net revenue reporting as detailed in ASC 605-45-3-18.

Note 3. Significant acquisition and equity transactions, page F-28

11. Please tell us the amount of revenue and earnings or losses of Legeng.com since the acquisition date included in the consolidated statements of income. Additionally, tell us how you concluded that the disclosures in ASC 805-10-50-2h were not considered material.

12. Please provide us with your significance test pursuant to the conditions specified in Rule 210.1-02(w) of Regulation S-X related to your acquisitions of 75% equity of Legeng.com and 23% equity interest of Ovation. Refer to Rules 3-05 and 3-09 of Regulation S-X.

Note 6. Held-to- maturity Securities, page F 31

13. Please provide us with a reconciliation of the amounts stated in the footnote and the amounts presented in your statement of cash flows to arrive at the ending balances for the years presented.

14. Please tell us the nature of the debt securities held and your consideration of disclosing your debt securities in greater detail. Refer to ASC 320-10-50-1B.

Note 19 Earnings (loss) Per Share, page F-41

15. Please disclose how earnings (losses) are allocated to the class A and class B shares in the numerators of your calculations. Additionally, please tell why your basic and diluted earnings per share calculations for the class B shares are different for 2013 and 2014 even though the weighted average shares used in the denominators are the same amounts.

Note 20. Commitments and contingencies, page F-42

Operating Leases Agreements

16. Please revise to clarify if your disclosure here also includes the logistics centers and warehouse space disclosed on page 73. Further, we note you disclose on page 73 that you believe your existing facilities are sufficient for your near term needs; however, you disclose capital expenditures of $256 million in 2014 largely due to construction and expansion of warehouses and other logistic infrastructure with additional capital expenditures to be made in 2015 and 2016 which we assume are leasehold improvements. If our understanding is not correct, please explain. In this regard, please include within your general description of your leasing arrangements the existence and terms of any renewal options given the significant capital expenditures and your leases expiring at various dates through December 2020. If your leases do not provide for renewal, please tell us if you have any obligations to remove the facilities constructed. Refer to ASC 840-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products